UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2025

Commission File Number 1-15240

JAMES HARDIE INDUSTRIES plc

(Translation of registrant’s name into English)

1st Floor, Block A

One Park Place

Upper Hatch Street, Dublin 2, D02, FD79, Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ☐

This report shall be deemed to be incorporated by reference into (i) the registrant’s registration statement on Form F-4 (File No. 333-286977) and the related prospectus and (ii) the registrant’s registration statements on Form S-8 (File Nos. 333-14036, 333-153446, 333-161482, 333-190551, 333-198169, 333-206470, 333-246178 and 333-253533).

Termination of American Depositary Share Program

James Hardie Industries plc (the “Company”) sponsors an American Depositary Share (“ADS”) program under which ADSs, which are listed for trading on the New York Stock Exchange (the “NYSE”) and are evidenced by American Depositary Receipts (“ADRs”), represent the Company’s CHESS Units of Foreign Securities (“CUFS”), each unit of which represents one ordinary share of the Company. Deutsche Bank Trust Company Americas is the depositary under the Amended and Restated Deposit Agreement, as amended (the “Deposit Agreement”), that governs the ADS program.

The Company is party to the Agreement and Plan of Merger, dated as of March 23, 2025, as amended, among the Company, Juno Merger Sub Inc. and The AZEK Company Inc. (the “Merger Agreement”), pursuant to which, in connection with the consummation of the merger contemplated by the Merger Agreement (the “Merger”), ordinary shares of the Company would be issued, and the Company’s ordinary shares would be listed for trading on the NYSE (the “Listing”).

The Company believes the ADS program will become unnecessary as a result of the Listing and intends that the ADS program be terminated in connection with the Merger and the Listing. Accordingly, on May 30, 2025, the Company and the Depository amended the Depositary Agreement to, among other things, provide for the Depositary Agreement to terminate on July 1, 2025, the anticipated closing date of the Merger (the date of such termination, the “Effective Date”), subject to the terms of the Deposit Agreement providing for possible cancellation of such termination and/or extension of the Effective Date to a later date. Effective on the Effective Date, each registered holder of ADRs would be required on a mandatory basis to surrender such holder’s ADRs to the Company’s exchange agent, Computershare Trust Company, N.A., for cancellation and exchange to receive one Company ordinary share for every one ADS evidenced by such holder’s surrendered ADRs.

Because the Merger Agreement provides that the consummation of the Merger is subject to the satisfaction or waiver of various conditions, there can be no assurance as to when or if the Merger and the Listing, or any related termination of the Deposit Agreement, will occur.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

James Hardie Industries plc

Date: 30 May 2025	By:	/s/ Aoife Rockett
Aoife Rockett
Company Secretary